245 Summer Street	Fidelity® Investments
Boston, MA 02210

August 5, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Union Street Trust II (the trust):

Fidelity Municipal Money Market Fund

File No. 033-43757

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust’s Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Municipal Money Market Fund, a series of the trust in connection with the proposed acquisitions by Fidelity Municipal Money Market Fund of all of the assets of Fidelity Arizona Municipal Money Market Fund, another series of the trust; Fidelity Connecticut Municipal Money Market Fund, a series of Fidelity Court Street Trust II (File Nos. 033-43758 and 811-06453); and Fidelity Michigan Municipal Money Market Fund, Fidelity Ohio Municipal Money Market Fund, and Fidelity Pennsylvania Municipal Money Market Fund, each a series of Fidelity Municipal Trust II (File Nos. 033-43986 and 811-06454) and the assumption by Fidelity Municipal Money Market Fund of the liabilities of Fidelity Arizona Municipal Money Market Fund, Fidelity Connecticut Municipal Money Market Fund, Fidelity Michigan Municipal Money Market Fund, Fidelity Ohio Municipal Money Market Fund, and Fidelity Pennsylvania Municipal Money Market Fund solely in exchange for shares of Fidelity Municipal Money Market Fund (the “Reorganizations”). The Reorganizations are each in connection with an Agreement and Plan of Reorganization.

In connection with the Reorganizations, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the “Proxy Statement”), and Form of Agreement to be sent to shareholders of Fidelity Arizona Municipal Money Market Fund, Fidelity Connecticut Municipal Money Market Fund, Fidelity Michigan Municipal Money Market Fund, Fidelity Ohio Municipal Money Market Fund, and Fidelity Pennsylvania Municipal Money Market Fund. The Prospectus of Fidelity Municipal Money Market Fund dated October 30, 2021 included in this filing is the Prospectus filed by the trust on October 27, 2021 as Post-Effective Amendment No. 55 to its registration on Form N-1A (File No. 033-43757).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meetings of Shareholders are scheduled to be held on November 16, 2022. It is expected that the Proxy Statement will be mailed to shareholders on or about September 19, 2022, more than 20 days before the meetings. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than August 25, 2022. Questions or comments regarding this filing should be directed to Renee Fuller at (603) 721-4221.

Sincerely,

/s/ Renee Fuller
Renee Fuller
Legal Product Group